Spring Valley Acquisition Corp. IV

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

January 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman

RE:	Spring Valley Acquisition Corp. IV (the “Company”)
Registration Statement on Form S-1
(File No. 333- 292884) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on January 30, 2026, or as soon thereafter as practicable.

The Company respectfully advises the Staff that, it undertakes not to launch any road show as that term is defined in Rule 433(h)(4) for the proposed offering earlier than 15 days after January 22, 2026, the date of initial public filing of the Registration Statement.

[Signature page follows]

Very truly yours,

SPRING VALLEY ACQUISITION CORP. IV

By:	/s/ Christopher Sorrells
	Name:	Christopher Sorrells
	Title:	Chief Executive Officer